J.P. Morgan Prime Inc.

(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition
December 31, 2017

J.P. Morgan Prime Inc.
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Table of Contents
December 31, 2017

Page(s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
J.P. Morgan Prime Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of J.P. Morgan Prime Inc. as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2018

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

J.P. Morgan Prime Inc.
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition
December 31, 2017

(in thousands, except share data)

Assets		
Cash	$	263,899
Securities borrowed		18,478,881
Securities received as collateral, at fair value		8,734,439
Receivables from brokers, dealers, clearing organizations and others		10,070
Other assets		7,731
Total assets	**$**	**27,495,020**
Liabilities		
Securities loaned	$	18,478,881
Obligation to return securities received as collateral, at fair value		8,734,439
Total liabilities		**27,213,320**
Contingencies (see Note 7)		
Stockholder's equity		
Common stock, $1 par value; authorized and issued 1,000 shares		1
Additional paid-in capital		149,999
Retained earnings		131,700
Total stockholder's equity		**281,700**
Total liabilities and stockholder's equity	**$**	**27,495,020**

The accompanying notes are an integral part of the Statement of Financial Condition.

Notes to Statement of Financial Condition
December 31, 2017

1. Organization

J.P. Morgan Prime Inc. (the "Company"), is a wholly-owned subsidiary of J.P. Morgan Securities LLC ("JPMorgan Securities"), which is an indirect wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"), a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with operations worldwide. For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is also a member of the Securities Investor Protection Corporation ("SIPC").

Nature of business

The Company enters into securities financing agreements to facilitate JPMorgan Securities' customers' prime brokerage transactions.

Parent company guarantee of certain obligations

Certain obligations arising out of transactions entered into by the Company are guaranteed by JPMorgan Securities.

2. Significant accounting policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the U.S. ("U.S. GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by regulatory authorities.

Certain amounts reported in prior periods have been reclassified to conform with the current presentation.

(a) Accounting and reporting developments

SEC Staff Accounting Bulletin adopted during 2017

Bulletin	Summary of guidance	Effects on Statement of Financial Condition
Application of U.S. GAAP related to the Tax Cuts and Jobs Act ("TCJA") (SEC Staff Accounting Bulletin No. 118) *Issued December 2017*	• Provides guidance on the accounting for income taxes in the context of the TCJA. • For impacts of the tax law changes that are reasonably estimable, requires the recognition of provisional amounts on the Statement of Financial Condition. • Provides a 1-year measurement period in which to refine previously recorded provisional amounts based on new information or interpretations.	• Refer to Note 5 for additional information related to the impacts of the TCJA.

(b) Basis of presentation
Use of estimates in the preparation of the Statement of Financial Condition

The preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

Offsetting assets and liabilities

U.S. GAAP permits securities borrowed and loaned to be presented net when specified conditions are met, including the existence of a legally enforceable master netting agreement. The Company has elected to net such balances when the specified conditions are met.

The Company uses master netting agreements to mitigate counterparty credit risk in certain securities borrowed and loaned agreements. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due). Upon the exercise of termination rights by the non-defaulting party (i) all transactions are terminated, (ii) all transactions are valued and the positive value or "in the money" transactions are netted against the negative value or "out of the money" transactions and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Upon exercise of securities loaned default rights in general (i) all transactions are terminated and accelerated, (ii) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount.

J.P. Morgan Prime Inc.
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to Statement of Financial Condition
December 31, 2017

Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the "demanding party"). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set-off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty. For further discussion of the Company's securities financing activities, see Note 4.

(c) Securities financing agreements
Securities borrowed and securities loaned are treated as collateralized securities financing agreements and are recorded at the amount of cash collateral advanced or received. Additionally, the Company may receive securities as collateral in securities-for-securities transactions. If the Company is the lender in these transactions and where the Company is permitted to sell or repledge the collateral received, the Company reports the fair value of the collateral received and the related obligation to return the collateral on the Statement of Financial Condition. See Note 4 for further information.

(d) Income taxes
The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate income tax return. Furthermore, JPMorgan Chase will reimburse the Company currently for losses irrespective of whether the Company would utilize losses on a separate return basis. The Company uses the separate return adjusted for benefits-for-loss allocation methodology to provide for income taxes on all transactions recorded on the Statement of Financial Condition. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the Consolidated JPMorgan Chase entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed on the Statement of Financial Condition. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's Statement of Financial Condition to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense.

The tax sharing agreement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current tax assets or liabilities.

For further discussion of income taxes, see Note 5.

3. **Fair value measurement of financial instruments**
   The Company carries a portion of its assets and liabilities at fair value on a recurring basis (i.e., assets and liabilities that are measured and reported at fair value on the Company's Statement of Financial Condition).

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices or inputs, where available. If prices or quotes are not available, fair value is based on valuation models and other valuation techniques that consider relevant transaction characteristics (such as maturity) and use as inputs observable or unobservable market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value, as described below.

   The level of precision in estimating unobservable market inputs or other factors can affect the amount of gain or loss recorded for a particular position.

   The Company uses various methodologies and assumptions in the determination of fair value. The use of different methodologies or assumptions by other market participants compared with those used by the Company could result in a different estimate of fair value at the reporting date.

J.P. Morgan Prime Inc.
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to Statement of Financial Condition
December 31, 2017

Valuation hierarchy

A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies generally used by the Company to measure its more significant products/instruments at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Product/instrument	Valuation methodology	Classifications in the valuation hierarchy
Securities received as collateral - financial instruments	Quoted market prices for securities are used where available.	Level 1
	In the absence of quoted market prices, financial instruments are valued based on: • Observable market prices for similar securities • Relevant broker quotes • Discounted cash flows	Level 2 or 3

The following table presents the assets and liabilities measured at fair value as of December 31, 2017, by major product category and fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis

	Fair value hierarchy			
(in thousands)	Level 1	Level 2	Level 3	Total fair value
Securities received as collateral	$ 8,603,768	$ 124,187	$ 6,484	$ 8,734,439
Total assets measured at fair value on a recurring basis	**$ 8,603,768**	**$ 124,187**	**$ 6,484**	**$ 8,734,439**
Obligation to return securities received as collateral	$ 8,603,768	$ 124,187	$ 6,484	$ 8,734,439
Total liabilities measured at fair value on a recurring basis	**$ 8,603,768**	**$ 124,187**	**$ 6,484**	**$ 8,734,439**

Transfers between levels for instruments carried at fair value on a recurring basis
For the year ended December 31, 2017, there were no significant transfers between levels 1, 2 and 3.

All transfers are based on changes in the observability of the valuation inputs and are assumed to occur at the beginning of the quarterly period in which they occur.

Level 3 valuation
Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available to the Company. For instruments valued using valuation techniques that use significant unobservable inputs and that are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2.

In arriving at an estimate of fair value for an instrument within level 3, management must first determine the appropriate model to use. Second, due to the lack of observability of significant inputs, management must assess all relevant empirical data in deriving valuation inputs including, but not limited to, transaction details and valuations of comparable instruments.

Notes to Statement of Financial Condition
December 31, 2017

The following table presents, as of December 31, 2017, the Company's level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, the significant unobservable inputs, the range of values for those inputs and the weighted averages of such inputs.

The range of values presented in the table is representative of the highest and lowest level input used to value the instruments within a product/instrument classification. The weighted averages of the input values presented in the table are calculated based on the fair value of the instruments that the input is being used to value.

In the Company's view, the input range and the weighted average value do not reflect the degree of input uncertainty or an assessment of the reasonableness of the Company's estimates and assumptions. Rather, they reflect the characteristics of the various instruments held by the Company and the relative distribution of instruments within the range of characteristics. For example, two securities may have similar levels of valuation uncertainty, but may have significantly different prices because the securities have different issuers and maturities. The input range and weighted average values will therefore vary from period-to-period based on characteristics of the instruments held by the Company at each Statement of Financial Condition date.

Level 3 inputs

Product/instrument	Fair value (in thousands)	Principal valuation technique	Unobservable inputs[a]	Range of input values			Weighted average
Securities received as collateral	$ 6,484	Market comparables	Price	$0	–	$144	$62
Obligation to return securities received as collateral	6,484	Market comparables	Price	$0	–	$144	$62

(a) Price is a significant unobservable input for certain instruments. When quoted market prices are not readily available, reliance is generally placed on price-based internal valuation techniques. The price input is expressed assuming a par value of $100.

Additional disclosures about the fair value of financial instruments that are not carried at fair value on the Statement of Financial Condition

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, securities borrowed, receivables from brokers, dealers, clearing organizations and others and securities loaned.

The following table presents by fair value hierarchy classification the carrying values and estimated fair values as of December 31, 2017, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and their classification within the fair value hierarchy.

(in thousands)	Carrying value	Estimated fair value hierarchy			Total estimated fair value
		Level 1	Level 2	Level 3	
Financial assets					
Cash	$ 263,899	$ 263,899	$ –	$ –	$ 263,899
Securities borrowed	18,478,881	–	18,478,881	–	18,478,881
Receivables from brokers, dealers, clearing organizations and others	10,070	–	10,070	–	10,070
Financial liabilities					
Securities loaned	$18,478,881	$ –	$18,478,881	$ –	$18,478,881

4. Securities financing activities

The Company enters into securities borrowed transactions and securities loaned transactions (collectively, "securities financing agreements") primarily to accommodate the financing needs of JPMorgan Securities' prime brokerage customers.

Securities borrowed and securities loaned are generally carried at the amount of cash collateral advanced or received. In accordance with U.S. GAAP, certain securities are borrowed against securities collateral and the borrower is not required to record the transactions on its Statement of Financial Condition. In addition, certain securities are loaned against securities collateral and the lender is required to record the securities received and related obligation to return securities received as collateral on its Statement of Financial Condition.

J.P. Morgan Prime Inc.
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2017

Securities financing agreements expose the Company to credit and liquidity risk. To manage these risks, the Company monitors the value of the underlying securities that it has received from or provided to its counterparties compared to the value of cash principal advanced and exchanged collateral, and either requests additional collateral or returns securities or collateral when appropriate. Margin levels are initially established based upon the counterparty, the type of underlying securities, and the permissible collateral, and are monitored on an ongoing basis.

In securities borrowed transactions, the Company is exposed to credit risk to the extent that the value of the securities received is less than initial cash principal advanced and any collateral amounts exchanged. In securities loaned transactions, credit risk exposure arises to the extent that the value of underlying securities exceeds the value of the initial cash principal advanced and any collateral amounts exchanged.

Additionally, the Company typically enters into master netting agreements and other similar arrangements with its counterparties, which provide for the right to liquidate the underlying securities and any collateral amounts exchanged in the event of a counterparty default.

The following table summarizes the gross and net amounts of the Company's securities financing agreements as of December 31, 2017. When the Company has obtained an appropriate legal opinion with respect to the master netting agreement with a counterparty and where other relevant netting criteria under U.S. GAAP are met, the Company nets, on the Statement of Financial Condition, the balances outstanding under its securities financing agreements with the same counterparty. In addition, the Company exchanges securities and/or cash collateral with its counterparties; this collateral also reduces, in the Company's view, the economic exposure with the counterparty. Such collateral, along with securities financing balances that do not meet relevant netting criteria under U.S. GAAP, are presented as "Amounts not nettable on the Statement of Financial Condition", and reduce the "Net amounts" presented in the following table, if the Company has an appropriate legal opinion with respect to the master netting agreement with the counterparty. Where a legal opinion has not been either sought or obtained, the securities financing balances are presented gross in the "Net amounts" in the following table, and related collateral does not reduce the amounts presented.

(in thousands)	Gross amounts	Amounts netted on the Statement of Financial Condition	Amounts presented on the Statement of Financial Condition	Amounts not nettable on the Statement of Financial Condition[b]	Net amounts[c]
Assets					
Securities borrowed	$ 25,953,079	$ (7,474,198)	$ 18,478,881	$ (18,477,683)	$ 1,198
Liabilities					
Securities loaned	$ 25,953,079	$ (7,474,198)	$ 18,478,881	$ (18,469,472)	$ 9,409
Obligation to return securities received as collateral[a]	8,734,439	–	8,734,439	(8,734,439)	–

(a) Represents securities-for-securities lending transactions when the Company is acting as lender.
(b) In some cases, collateral exchanged with a counterparty exceeds the net asset or liability balance with that counterparty. In such cases, the amounts reported in this column are limited to the related asset or liability with that counterparty.
(c) Includes securities financing agreements that provide collateral rights, but where an appropriate legal opinion with respect to the master netting agreement has not been either sought or obtained. At December 31, 2017, included $9 million of securities loaned.

The following tables present, as of December 31, 2017, the types of financial assets pledged in securities financing agreements and the remaining contractual maturity of the securities financing agreements.

	Gross liability balance	
(in thousands)	Securities loaned	Obligation to return securities received as collateral[a]
Corporate debt securities	$ 414,924	$ 130,671
Equity securities	25,538,155	8,603,768
Total	$ 25,953,079	$ 8,734,439

Notes to Statement of Financial Condition
December 31, 2017

(in thousands)	Remaining contractual maturity of the agreements				
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities loaned	$ 25,953,079	$ −	$ −	$ −	$ 25,953,079
Obligation to return securities received as collateral[a]	8,734,439	−	−	−	8,734,439

(a) Represents securities-for-securities lending transactions when the Company is acting as lender.

5. Income taxes

At December 31, 2017, the Company had a deferred tax asset of $294 thousand. As of December 31, 2017, management has determined it is more likely than not that the Company will realize its deferred tax asset.

The remeasurement of deferred taxes was calculated based on all available information and published legislative guidance. These amounts are considered to be estimates under SEC Staff Accounting Bulletin No. 118 as the Company anticipates refinements to the calculation. Anticipated refinements will result from the issuance of future legislative and accounting guidance as well as those in the normal course of business, including true-ups to the tax liability on the return as filed and the resolution of tax audits.

At December 31, 2017, the Company had a current income tax receivable from JPMorgan Chase of $7 million included on the Statement of Financial Condition.

The Company had no unrecognized tax benefits for the year ended December 31, 2017.

The Company is a member of the JPMorgan Chase consolidated group which is continually under examination by the Internal Revenue Service and by many state and local jurisdictions throughout the U.S. As of December 31, 2017, there are no ongoing audits of JPMorgan Chase that would include the Company.

6. Related parties

The Company has transactions with JPMorgan Chase and its subsidiaries, including entering into securities financing agreements with JPMorgan Securities. Through servicing agreements, the Company also receives operational support and technology services from JPMorgan Chase and its subsidiaries. Balances with related parties at December 31, 2017, are listed in the following table.

(in thousands)	
Assets	
Cash	$ 217
Securities borrowed	18,478,880
Receivables from brokers, dealers, clearing organizations and others	10,070
Liabilities	
Securities loaned	$ 16,251,085

7. Collateral and contingencies

Collateral

The Company had accepted financial assets as collateral that it is permitted to sell or repledge, deliver or otherwise use that was obtained under securities borrowing agreements; all of this collateral was repledged in connection with securities lending agreements.

The following table presents the fair value of collateral accepted at December 31, 2017.

(in thousands)	
Collateral that is permitted to be sold or repledged, delivered, or otherwise used	$ 34,504,661
Collateral sold, repledged, delivered, or otherwise used	34,504,661

Litigation

In the ordinary course of business the Company may become a defendant in legal proceedings in connection with its prime brokerage business. In accordance with the provisions of U.S. GAAP for contingencies, the Company will accrue for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated.

J.P. Morgan Prime Inc.
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to Statement of Financial Condition
December 31, 2017

The Company evaluates its outstanding legal proceedings, if any, periodically to assess whether a litigation reserve should be established.

While the outcome of litigation is inherently uncertain, the Company believes, based upon its current knowledge, and after consultation with counsel, that there are no pending or threatened legal proceedings affecting the Company that would require the establishment of a litigation reserve. There is no assurance that the Company will not need to establish a reserve, or to adjust the amount of such a reserve, for a litigation-related liability in the future.

8. **Net capital and other regulatory requirements**

The Company is a registered broker-dealer and, accordingly, is subject to SEC Rule 15c3-1. Under this rule, the Company is required to maintain minimum net capital, as defined by the SEC and Financial Industry Regulatory Authority ("FINRA"), of not less than the greater of: 2% of aggregate debit items arising from customer transactions, or $250 thousand.

At December 31, 2017, the Company's net capital of approximately $264 million exceeded the minimum regulatory net capital requirement by approximately $263 million.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of this rule.

9. **Subsequent events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 27, 2018 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure or recognition on the Company's Statement of Financial Condition as of December 31, 2017.